UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: November 24, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated November 24, 2010, entitled “Poll Results of Extraordinary General Meeting Held on 24 November 2010”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING
HELD ON 24 NOVEMBER 2010

The EGM was held at Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong on 24 November 2010 at 3:00 p.m., at which the ordinary resolutions in respect of the Non-exempt Continuing Connected Transactions and the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions were duly passed by the Independent Shareholders by way of poll.

Reference is made to the circular of CNOOC Limited (the “Company”) dated 3 November 2010 in respect of the Non-exempt Continuing Connected Transactions and the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions (the “Circular”). Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the Circular.

POLL RESULTS AT THE EGM

The extraordinary general meeting (the “EGM”) was held at Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong on 24 November 2010 at 3:00 p.m., at which the ordinary resolutions in respect of the Non-exempt Continuing Connected Transactions and the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions were duly passed by the Independent Shareholders by way of poll.

As explained in the Circular, OOGC, CNOOC (BVI) and their respective associates were required to, and did, abstain from voting in relation to the ordinary resolutions in respect of the Non-exempt Continuing Connected Transactions and the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions. There were no Shares in respect of which their holders were entitled to attend and vote only against any of the resolutions at the EGM.

As at the date of the EGM, the total number of Shares in issue were 44,669,199,984, and the total number of Shares entitling the Independent Shareholders to attend and vote in respect of the ordinary resolutions approving the Non-exempt Continuing Connected Transactions and the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions (excluding the number of Shares held by OOGC,

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CNOOC (BVI) and their respective associates who are required to abstain from voting in relation to the relevant resolutions) at the EGM were 15,896,472,711, representing approximately 35.59 % of the total number of Shares in issue.

The vote-taking at the EGM was scrutinized by representatives from Hong Kong Registrars Limited. The results of the poll at the EGM were as follows:

Ordinary Resolutions	Number of votes (%)
	For	Against
1. To approve the Non-exempt Continuing Connected Transactions	9,632,634,450 (99.887087%)	10,888,800 (0.112913%)
2. To approve the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions	9,632,562,150 (99.887117%)	10,885,800 (0.112883%)

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 24 November 2010

As at the date of this announcement, the Board comprises the following:

Executive Directors Yang Hua (Vice Chairman) Li Fanrong Wu Guangqi	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao
Non-executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Zhenfang

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